Solvis Group, Inc.
701 N. Green Valley Pkwy, Ste 200
Henderson, NV 89074
Tel : (702)564-7979
Fax : (760)930-9531

May 11, 2007

To:

Ms. Raquel Howard
Securities Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-3790
Fax: (202) 772-9202

Re: Solvis Group, Inc.
Amendment No. 1 to Item 4.01 Form 8-K
Filed April 25, 2007
File No. 0-30443

Dear Ms. Raquel Howard,

Here follows our response to your comment letter dated May 8, 2007.

Amendment No. 1 to Item 4.01 Form 8-K

Requirement pursuant to Item 304(a)(1)(ii) of Regulation S-B

1.
We note your response to prior comment two of our letter dated April 13, 2007. You indicate that the reports of Weinberg & Company P.A. contained a statement indicating substantial doubt about the company’s ability to continue as a going concern, and did not contain an adverse opinion. The disclosure should also state whether the reports of Weinberg & Company P.A., on your financial statements for the last two fiscal years audited by the former accountant contained an adverse opinion or disclaimer of opinion, or were modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion or modification. Please revise your disclosures accordingly.

Disclosures have been revised accordingly.

Requirement pursuant to Item 304(a)(1)(iv) of Regulation S-B

2.
We note your response to prior comment three. We do not believe your statement that “the auditors are unable to say whether there are or are not any disagreements in the two most recent fiscal years and any subsequent interim period” through the date of the change in auditors meets the requirements of Item 304 of Regulation S-B. Item 304(a)(1)(iv) requires you (the small business issuer, not the former accountant) to make the assessment for the last two years audited by Weinberg & Company P.A. and the subsequent period through the date of dismissal in order for the Form 8-K to be compliant. Item 304(a)(3) requires Weinberg & Company P.A., to furnish a letter addressed to the Commission stating whether it agrees with the statements made by you in the Form 8-K and, if not, stating the respects in which it does not agree. Please refer to Item 304(a)(1)(iv) and revise your disclosure accordingly.

Disclosure of Weinberg & Company P.A. letter addressed to the Commission have been harmonized with statements in the Form 8-K.

Requirement pursuant to Item 304(a)(3) of Regulation S-B
3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain on file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosure, or the extent to which the accountant does not agree.

Exhibit 16 letter has been obtained from the former accountants in agreement to the revised Item 304 disclosure.

Best regards,
Solvis Group, Inc.

/s/ Eric Gaer

CEO
760-930-9530 (voice)
760-930-9531 (fax)